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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E. 4-30-03

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 0-30308

Southwestern Resources Corp.
(Translation of registrant's name into English)

Suite #1650 – 701 W. Georgia Street, Vancouver, British Columbia, V7Y 1C6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F......... Form 40-F...X....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X__

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Southwestern Resources Corp.
(Registrant)

By: ____________________
Thomas W. Beattie
Vice President, Corporate Development

Date May 6, 2003

* Print the name and title of the signing officer under his signature.


SOUTHWESTERN RESOURCES CORP.
2002 ANNUAL REPORT



HIGHLIGHTS

- Signing of formal Sino-Foreign Joint Venture on Boka Gold Project, Yunnan Province, China
- Discovery of bonanza gold zones – Boka Gold Project
- Recognition of Boka as structural/stratabound-type mineralization with large tonnage potential
- Launching of major drilling program – Boka Gold Project
- Sale of 50% share in Poracota, Peru for US$4.5 million
- Discovery of two high grade silver-gold high sulfidation mineralization zones at Liam, Peru – drilling to commence 2003



Since the Company's inception, management's main objective has been to maximize shareholder wealth with the least amount of risk.

Opportunities that represent low cost, high quality targets are advanced to a certain stage and then industry partners having substantial mining experience and financial strength are sought for joint ventures to minimize the risk which is inherent in the mineral exploration business.

The Company has in the past pursued, and will continue to explore for, a broad range of commodities. With gold prices rising over the past year, there will be a focus on precious metals exploration in China and Peru in the year ahead. The Company has a strong technical and financial team comprised of highly experienced, multi-disciplined professionals with a proven track record. Our alliances with various major mining companies has helped reduce our fiscal burden during the early stages of exploration, while providing the Company with the technical and financial backing to carry new projects through to production.

Contents



To Our Shareholders

2002 has been an exciting year for your Company. The Company's field personnel and management recognized the significance of the Boka Gold Zone located in Yunnan Province, China. In addition to Boka, the discovery of two high grade silver±gold zones associated with a high sulphidation alteration system on the Liam Property in southern Peru suggests high potential to outline a bulk mineable silver-gold deposit. Several other key projects, including Southwestern's Bambas skarn copper-gold properties, also will add value to the Company.

The Boka gold mineralization is a recently discovered extensive system which appears to be part of a new gold camp. The Company is presently evaluating a zone 5.5 kilometres long. Mineralization is hosted within Middle Proterozoic carbonaceous sediments and is stratabound in nature. The geological setting of the Boka gold mineralization is analogous to the giant gold deposits of Muruntau, Sukoi Log and Kumtor. It is management's belief that Boka has the potential to host a large tonnage gold deposit.

A major drilling campaign on the Boka gold mineralization system is underway and will likely be expanded in mid-2003. Preliminary drilling is also planned for the Liam and Minasccasa projects in Peru. Management expects to see increased value in the Company as a result of these drilling programs.

Southwestern's seasoned management has continued to demonstrate its capacity to quickly identify, through a strict policy of extensive geological evaluation, properties of high merit. Management's extensive network of industry contacts, acquired through direct experience in the minerals industry, allows management to recognize high calibre properties, industry trends and business opportunities that would otherwise go unnoticed.

The Company also indirectly explores for various commodities in Canada through its 35% ownership of Canabrava Diamond Corporation and 17% ownership of Aurora Platinum Corp. These companies are very active in Ontario, Quebec, Nunavut and the Northwest Territories exploring for diamonds and nickel-copper-platinum group metals. In addition, Aurora currently owns 57% of Superior Diamonds Inc. and 59% of Lake Shore Gold Corp. Superior Diamonds has acquired a large land position in northern Ontario covering several clusters of kimberlite-like magnetic targets shedding kimberlite indicator minerals. Some of these indicator minerals exhibit chemistry commonly found in diamond inclusion minerals, suggesting they are sourced from a diamond-bearing kimberlite. Lake Shore Gold has a large landholding in northern Ontario covering several significant gold zones, a number of which are at the drill stage.

Southwestern's Boka Gold Project will be a major focus for the Company in the year ahead. The Project is located in Yunnan Province, southern China where exploration can be carried out year round. Yunnan Province, an autonomous territory, strongly promotes foreign investment in the mining industry. Yunnan Province and Sichuan Province are the only two jurisdictions

Photo (Right)
Boka Mine Facilities
Photo (Below Left)
Boka North Mountain Range





in China that allow foreign corporations to acquire 100% of exploration concessions. Yunnan and Sichuan are mining provinces and their provincial governments understand the importance of foreign exploration capital for the future development of economic ore deposits.

In Yunnan Province, the Provincial Ministry of Lands and Resources (MLR) promotes the exploration and mining of mineral resources through foreign investment. Local prefectures such as municipal and county governments are in charge of supervising exploration and mining of mineral resources within their respective administrative areas. Foreign businesses can solely invest in exploring and mining mineral resources or work under a cooperative agreement with a Chinese legal enterprise.

Foreign businesses that invest in exploration and exploitation of mineral resources in Yunnan Province have access to government geological, geophysical and geochemical data within their area of interest.

The geological setting of the Boka gold mineralization is analogous to the giant gold deposits of Muruntau, Sukoi Log and Kumtor

The Boka Gold Project is a Sino-Foreign Cooperative Joint Venture between the Company and Team 209 of the Nuclear Industry of Yunnan Province. Introduced in 1976, the Sino-Foreign Joint Venture Law governs all joint ventures in China including manufacturing, agriculture and mining. Under the Sino-Foreign Cooperative Joint Venture for the Boka Project, Southwestern is earning 90% of the Joint Venture company by investing US$4 million and making a payment to Team 209 of US$1.7 million over the next four years. Southwestern controls the Joint Venture company (Yunnan Gold Mountain Mining Co. Ltd.) at the board and management levels. Team 209 will retain a 10% carried interest in the Joint Venture company.

Management anticipates increased value to shareholders as the Company prepares to evaluate the potential gold resource of the Boka Gold Project. The Company appreciates the support of its shareholders and management foresees an exciting year ahead.



John G Paterson • President
February 28, 2003




Beijing
◆ Boka Gold Project
• Kunming



CHINA

Boka Gold Project, Yunnan Province

The Boka Gold Project is located about 280 kilometres by road north of the capital city of Kunming in the north central portion of Yunnan Province. At Boka, a window of Middle Proterozoic sediments is exposed and is bounded on the east and south by Paleozoic sediments and basalts. The Boka area is situated in the east portion of the Panxi Rift (Hercynian age) which extends from the south central part of Yunnan Province through to the central portion of Sichuan Province. From a metallogenic point of view, the Panxi Rift is one of the most important metal belts in China. Adjoining the southwest edge of the Joint Venture's concessions is the Dongchuan Copper Camp. This Camp has been mined continuously since the 1950s and total reserves in the four largest orebodies was 550 million tonnes of 1% copper and 0.4 grams per tonne gold. Geologists who have studied these deposits relate the mineralization to Hercynian gabbros intruded along rift related structures as dykes and sills.

To the south and east of Boka, the Middle Proterozoic rocks are covered by Paleozoic sediments and basalts. These Paleozoic rocks are gently folded but relatively unmetamorphosed. The Paleozoic sequence in the vicinity of Boka hosts some of the largest and richest lead-zinc deposits in the world.

Photo (Above Right)
Boka 7 Mountain Range
Photo (Left)
Extensive Tunnelling, Boka 1 North

Boka Gold Project



Cross Section A-B
A
B
2000m
1500m
1000m
Boka 1
Boka 8
0
1
Kilometres
Project Geology
Gold Zones 1, 7, 8 and 11
2931000m N
Boka Gold Property
2925000m N
2919000m N
Boka 11
Boka 8
Boka 1 North
Boka 1 South
Boka 7
0
2
Kilometres
Legend
Ermeishan Basalt, Paleozoic Sediments
Middle Proterozoic Sediments
Gabbro
Mineralized Horizons – Ductile Shear
Gold Zone
Syncline
Anticline
Thrust Fault
Regional Geology
2950000m N
1831000m E
Boka Property
Dongchuan Copper Camp
Road to Dongchuan
0
10
Kilometres
Legend
Paleozoic Sediments and Basalt
Proterozoic Sediments
Gabbro/Diabase Intrusions
Soil Geochemical Anomaly (>20 ppb Gold)
Major Fault
Gold Zone
Mine Facilities

Photo (Right)
Tunnel XG15 – Boka 1 North
High grade gold (605 g/t) in hydraulic breccia in black slate



Boka Gold Project

Gold Zones 1, 7, 8 and 11


Boka 8
Boka 1 North
Boka 11
Boka 1 South
Boka 7
8 kilometres
4 kilometres

Legend
- Mine Facilities
- Road
- Gold Zone
- Mineralized Gold Horizon

Gold Zone 1
Tunnel System and Exploration Program


B03-04
B02-02
Boka 1 North
B02-01
Proposed DDH
1800m
XG23
Boka 1 South
XG15
1700m
XG13
PD4
PD6
B03-03
1600m
1500m
700 metres

Legend
- Existing Tunnels
- Exploration Tunnels in Progress


1830200M E
B03-02A
(Az 244-75°)
TRENCH 1320 N1
B02-02
(Az 244-75°)
2925500M N
XG40B
K3
TRENCH 1100 N
G3
B02-01
PD4
(Az 246-75°)
B03-03
PD6
(Az 180-75°)
BOKA 1 NORTH
TUNNELS
XG24
XG25
2925000M N
XG15
XG13
BOKA 1 SOUTH TUNNELS
PD71-2003
PD57
2924500M N
0
200
METRES

BOKA 1 GOLD ZONE
TUNNEL LOCATION

LEGEND


XG15

TUNNEL
TUNNEL SAMPLED
ACCESS ROAD

The Boka Gold Project is comprised of 172 square kilometres of exploration concessions and mining leases covering a 40 kilometre long gold zone associated with several structural levels within essentially unmetamorphosed Middle Proterozoic sediments. From top to bottom, the stratigraphic sequence includes limestone, calcareous sandstone, carbonaceous slates, calcareous siltstones and chlorite slate. This package of rocks has undergone several phases of westerly verging thrust faulting which has created repetition and thickening of units. This thrust faulting is also believed to be an important structural preparation for the rocks that host the Boka gold mineralization.

Carbonaceous slates were affected most intensely by this deformation and as such host the bulk of the gold mineralization. The Company has followed this thrust belt along strike for over 100 kilometres.

Within the Boka Gold District, the Company has identified 12 separate gold zones, the largest being Boka 1, where most of the exploration work has been conducted. There are presently three diamond drill rigs testing the extent of gold mineralization at Boka 1 along a strike length of 1.8 kilometres. Over 140 tunnels have been excavated at Boka 1 and sampling by the Company has shown good continuity of mineralization, especially higher grade zones.

A further 50 tunnels have been excavated at Boka 11, Boka 7 and Boka 8. At Boka 11, tunneling is present in two separate thrust zones at elevations of 1,760 metres and 1,350 metres above sea level. The Company has geological and geochemical evidence that the upper Boka 11 Zone may be part of Boka 1, giving this zone a potential strike length of 2.8 kilometres. Based on soil geochemistry, it also appears that Boka 1 is connected to Boka 7 in which case the single gold zone would have a strike length of 5.8 kilometres.




SW
NE
Drill B02-02
(Az 248-75°)
Approximate "Stratigraphic" top
of Mineralized Horizon
1900m
Drill B02-01
(Az 248-75°)
XG40 Gold Zone
Tunnel
XG40
PD6 Gold Zone
1800m
Section C-D
Note: Section C-D is through Portal
of XG40 and Drill Hole B02-02
Tunnel PD6
XG13 and XG15
Gold Zone
226.9 m
1700m
Tunnel XG15
Tunnel XG13
Section A-B
Note: Section A-B is through Portal
of PD6 and Drill Hole B02-01
Drill Hole B03-02A
Drilling in progress
Planned 350 m depth
1600m
273.6 m
0
100
Metres
Drill B03-03
(Az 180-75°)
In progress to 350 m
Adit Portal projected to Section A-B
Adit Portal projected to Section C-D

Boka 1 Gold Zone
Composite Section

Boka is an exceptional gold system and petrological/ structural studies place it in the group of deposits like Muruntau, Kumtor and Sukhoi Log. These deposits constitute some of the world's largest gold deposits and exploration results suggest that Boka may fit into the same category.

Exploration work planned for 2003 will focus on delineating the extent of the Boka gold mineralization by drilling. Geophysical techniques will not be useful for locating drill holes since the host rocks are conductive. The drilling program is planned to reach 40,000 metres in 2003 and this extensive program will provide the Company with sufficient information to establish the regional extent of this significant gold system.




Bambas West JV
(SWG/Inco)
Lircay
Huanta
Minasccasa
Cuzco
Bambas North JV
(SWG/SPC)
Paracas
Quihuiri
Livitaca
Nazca
Liam
Lake
Titicaca
Puno
Arequipa
Mollendo
0 100
Kilometres

Southern Peru Projects

Legend
Joint Venture Concessions
Southwestern Resources (100% Concessions)

PERU

Liam Project

The Liam Property is 100% owned by Southwestern and located 190 kilometres northeast of the city of Arequipa. The Property is underlain by Miocene bedded felsic and andesitic tuffs/lavas intruded by dacitic diatreme breccia complexes. A prominent high sulphidation alteration zone extends for 4.5 kilometres by 2 kilometres and it is within this zone that Company geologists discovered the Cerro Crespo and Northern zones of high grade silver±gold mineralization.

The silver±gold mineralization is located within the breccias associated with vuggy silica and stockworks on both the Cerro Crespo and Northern zones. Cerro Crespo is a prominent northwest trending mesa-type ridge in the central part of the Property. The ridge extends for about 600 metres and is 250 metres wide with near vertical walls projecting 200 metres above surface. Detailed sampling in cut trenches involved the collection of 329 one metre to two metre channel samples in the northwestern portion of the top of Cerro Crespo. The average grade for the samples collected was 188 grams per tonne (5.5 ounces per ton) silver and 0.46 grams per tonne gold. The southeast portion of Cerro Crespo has yet to be sampled.

Subsequent to the Cerro Crespo discovery, a new zone has been outlined to the north of the prominent diatreme. The Northern Zone occurs north of Cerro Crespo on the northern flank of a major northwest-southeast fault. Field personnel have interpreted this zone to be a downfaulted portion of the same diatreme as the one hosting high grade silver mineralization at Cerro Crespo. The Northern Zone is exposed over an area of 1,400 metres by 600 metres.

A drilling program to test the Liam high grade silver±gold system will be implemented in 2003.



INTENSE HIGH SULPHIDATION ALTERATION
CERRO CRESPO, LIAM

Other Peru Projects

BAMBAS BELT

Southwestern, in joint ventures with Inco Limited and Southern Peru Copper Corporation (SPC), and through a number of 100% owned properties, is exploring in the Tintaya-Bambas copper-gold skarn/porphyry belt of southern Peru.

Bambas West, a 50/50 regional joint venture with Inco Limited, contains a significant zinc and copper mineralized area on the Minasccasa Property. The Bambas West Joint Venture is located in the northwest extension of the Tintaya-Bambas mineralized belt adjacent to the Apurimac Batholith. Minasccasa is underlain by a large skarn replacement alteration zone which has been traced for 1,500 metres along strike and is 250 metres wide. The skarn zone is open to the north and south and is located along the contact between several high-level quartz-feldspar porphyries. Skarn and replacement zinc-copper mineralization is hosted by limestones and shales of the Copacabana Group. The bulk of the mineralization is in the limestone. Detailed sampling has shown the zinc-copper values to be variable across the zone. Five metre rock chip samples included areas of higher grade copper (+1%) with lower grade zinc (1%-5%) and zinc rich (+9%) areas with low copper. It appears that the mineralization is zoned within the 600 metre vertical exposure mapped.

Minasccasa represents a potential bulk mineable zinc-copper deposit of large size. A program of geophysics is planned to prioritize drill targets.

QUIHUIRI PROPERTY

The Quihuiri Property is 100% owned by Southwestern and located about 40 kilometres northwest of the Bambas copper-gold skarn deposits. The Property is underlain by a copper-gold skarn system extending for 2 kilometres in a northwest-south-east orientation and is 700 metres wide. Skarn manto zones contain chalcopyrite, molybdenite with subordinate copper and iron oxide mineralization. The zone is unusual in that it does not contain any magnetite. It appears that Quihuiri is made up of a series of stacked manto lenses, the collective thickness of which is unknown.

Although sampling is limited, several manto deposits returned high grade copper and subordinate gold assays. Further detailed work is needed to determine the extent and magnitude of the higher grade mantoes.



Hadley Bay Project
Cambridge Bay
Nunavut
Northwest Territories
Hudson Bay
Quebec
Labrador
Mistassini Project
(Canabrava/Majescor)
Alberta
Manitoba
Kat Project
(Canabrava/Navigator)
AEM Project
Superior Diamonds
Chibougamau
Saskatchewan
Ontario
Midrim – Ni-Cu-Pt
(Aurora Platinum)
Quebec City
Ontario JV
(Canabrava/Paramount/Kennecott)
Winnipeg
Ville-Marie
Sudbury
Ottawa
Sudbury Projects – Ni-Cu-Pt
(Aurora Platinum)
Toronto

CANADA



Canadian Exploration

Through its 34.5% holding in Canabrava Diamond Corporation and 16.6% holding in Aurora Platinum Corp., the Company indirectly explores for diamonds, platinum, palladium, gold, nickel and copper in Ontario, Quebec, Nunavut and the Northwest Territories.

Canabrava has several exceptional projects, the most advanced being the Hadley Bay Joint Venture on Victoria Island in Canada's Arctic. In 2002, Canabrava and its Joint Venture partner, Diamonds North Resources Ltd., announced the discovery of diamondiferous kimberlite. The partners have identified several kimberlite clusters and further drill testing is planned. Canabrava is also exploring a large land position with its Joint Venture partner, Majescor Resources Inc., in the Otish Mountains of Quebec. Since Southwestern has such a large share position in Canabrava, any success in these diamond projects will have a positive impact on shareholder value.

Aurora is exploring Ontario and Quebec in the search for nickel-copper-platinum and platinum-palladium deposits. Two of Aurora's most important projects are the Footwall/Foy Option/Joint Venture with Falconbridge Limited and the Nickel Lake Option/Joint Venture with Inco Limited in the Sudbury District. Another important project is the 100% owned Lansdowne/Fishtrap platinum-palladium project in northern Ontario. On the Foy and Nickel Lake projects in the northern part of the Sudbury Basin, Aurora has intersected high grade nickel-copper-PGM mineralization in the Foy Offset Dyke. This mineralization is associated with massive sulphides, and downhole UTEM surveys clearly suggest that these massive sulphides are part of a larger conductive body. Drilling will be intensified to determine the limits of this high grade zone. Aurora, in partnership with Falconbridge, is drilling deep holes to intersect the downdip portions of the Falconbridge, Falconbridge East and Cryderman East deposits in the southern part of the Sudbury Basin.



Drilling on the Foy Project, Sudbury



In addition to the Company's holdings in Canabrava and Aurora, Southwestern also has an indirect interest in the activities of Superior Diamonds Inc. and Lake Shore Gold Corp. Aurora owns 56.9% of Superior Diamonds and 58.8% of Lake Shore Gold. Superior Diamonds completed a summer sampling program for kimberlite indicator minerals in 2002 to evaluate specific structural domains within a 33,000 square kilometre area in the Superior Province of the Canadian Shield in northern Ontario. Results of this sampling showed conclusively that kimberlite indicator minerals (some with diamond inclusion chemistry) were sourced in these structures. On the basis of these positive results, Superior flew a high sensitivity airborne magnetic survey over specific target areas at 150 metre line spacing. This survey detected several clusters of kimberlite-like circular magnetic targets and all of these have been acquired by Superior. Follow-up exploration in 2003 will involve a more detailed basal till sampling program localized on the magnetic targets to collect a larger population of kimberlite indicator minerals. Evaluation of these indicator minerals will be used to prioritize drill targets.

Lake Shore Gold has a number of 100% owned gold properties in northern Ontario, the most significant being the Rowlandson Lake Property. Underlying the Property are a series of east-west trending shear zones containing several narrow high grade gold systems. Lake Shore Gold plans to drill test this gold mineralization during the 2003 winter field season.







Financial Review

Management's Discussion and Analysis

of Financial Condition and Results of Operations

December 31, 2002 and 2001

Description of Business

The Company is a development stage mineral exploration company engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially with the potential to host gold, silver and base metals primarily in Peru and China.

The Company conducts its exploration independently as well as through joint venture agreements with third parties, referred to as joint ventures, whereby the third party earns an interest in the Company's property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way so as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. Typically, the partner may earn up to a 70% interest in the property by funding all or a portion of the exploration costs and 100% of the development and construction costs required to bring a mine into operation. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project.

In September 2002, the Company's Chilean subsidiary, Minera Southwestern Chile, was wound up and all of the assets were written off.

In June 2001, the Company changed its name from Southwestern Gold Corporation to Southwestern Resources Corp.

Management maintains a system of internal controls to obtain assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

Results of Operations

The consolidated loss for the year ended December 31, 2002 was $13,509,000 or $0.85 per share compared with a loss of $12,978,000 or $0.83 per share in 2001. The increase reflects lower interest income, a rise in the Company's share of losses of affiliated companies, higher foreign exchange losses, and a rise in general exploration and administrative expenses. This is partially offset by a reduction in resource property costs written off and investment write downs, and by higher gains resulting from shares issued by affiliated companies.

General and administrative expenses increased by $273,000 during 2002 reflecting higher investor relations costs and consulting fees partially offset by a reduction in corporate expenses. Investor relations expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information and other investor relations activities. In 2002, a one-time cost of approximately $352,000 (US$225,000) was incurred to reprint and disseminate, to at least 250,000 potential investors, a third party editorial containing information regarding the Company.

General exploration expense relates to expenditures of a general reconnaissance nature along with some of the costs of maintaining the Company's foreign exploration offices. The current year's general exploration expense of $1,789,000 includes that portion of resource property expenditures which was charged to expense during the year. General exploration expense amounted to $955,000 in 2001.



A total of $4,479,000 in resource property costs was written off during the year relating to projects in Peru ($4.0 million) and Chile ($0.4 million) that were abandoned. In comparison, $6,957,000 of such costs were written off during 2001.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars. The current year loss of $128,000 compared to a gain of $646,000 in 2001 reflects, on average, a stronger Canadian dollar in 2002 against its US counterpart with the most significant rise occurring in the second quarter of 2002.

Interest and other income of $383,000 is comprised of interest earned on cash balances and management fees charged to affiliated companies pursuant to administrative services agreements. The decrease of approximately $485,000 resulted from lower interest rates and reduced cash balances which was partially offset by an increase in management fees. In addition, with respect to the Company's Chilean subsidiary, the disposition of accumulated value added taxes and tax losses in 2001 amounted to approximately $210,000 and was recorded as other income.

During the year, the Company wrote off four of its investments, namely Empire Petroleum Corporation ($636,000), Unirex Corporation ($85,000), Paramount Ventures and Finance Inc. ($49,000) and Consolidated Jaba Inc. ($206,000). A total of $2,598,000 was recorded in 2001 as a write down of investments.

Aurora Platinum Corp. ("Aurora"), Canabrava Diamond Corp. ("Canabrava") and Maxy Oil & Gas Inc. each issued common shares during the course of the year. Consequently, the Company recorded gains of $1,295,000 as a result of its deemed dispositions of interest in these companies. Similarly, losses of $267,000 were recorded in 2001. The Company also recorded a total of $5,315,000 as its equity in the losses of Canabrava and Aurora.

Financial Condition, Liquidity and Capital Resources

The Company's working capital as at December 31, 2002 was $5.0 million compared with $10.3 million as at December 31, 2001. The decrease of $5.3 million is primarily attributed to resource property expenditures of $0.8 million ($1.0 million on a cash basis), the acquisition of the Company's common shares pursuant to its normal course issuer bid of $0.5 million, operating expenditures of $3.7 million, additions to capital assets of $0.1 million and additional investments in Aurora, Pacific Minerals Inc. and Canabrava of $0.6 million. This was partially offset by share issuances of $0.4 million.

The carrying value of resource properties declined by approximately $3.6 million due to the write-off of resource property costs in Peru totalling $4.0 million and in Chile totalling $0.4 million. Resource property expenditures of approximately $0.8 million were incurred during 2002.

Investments declined by $4.4 million resulting from write-downs of approximately $1.0 million and the recording of the Company's portion of equity losses in affiliated companies of $5.3 million which was partially offset by additional purchases of shares of $0.5 million as well as gains on shares issued by affiliates of $1.3 million.

Share capital decreased by $95,000 to $80.9 million due to the acquisition of 170,100 common shares valued at $459,000 pursuant to the Company's normal course issuer bid. This was partially offset by proceeds from share issuances of $364,000.

At December 31, 2002, Southwestern had 1,105,816 share purchase warrants outstanding with an exercise price of $3.75 expiring in June 2003. These warrants relate to a private placement completed in 2001. In January 2003, 1,000,132 of these warrants were exercised for proceeds of $3.8 million.

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. As a result of stock options granted to non-employees, the Company recognized $122,384 as stock-based compensation expense and included this amount in contributed surplus.

On April 18, 2002, the Company entered into an agreement with Compania de Minas Buenaventura S.A.A. ("Buenaventura") to sell its 50% interest in the Poracota Property in Peru for US$4.5 million over a three year period. Under the terms of the agreement, Buenaventura made a payment to Southwestern of US$100,000 and is to make staged payments of US$200,000 in August 2003, US$300,000 in February 2005 and US$3.9 million in February 2006.

On November 25, 2002, the Company signed an agreement with Team 209 of the Nuclear Industry of Yunnan Province, China regarding the Boka Gold Project ("Boka"). Under the terms of the agreement, Southwestern can earn a 90% interest in 172 square kilometres of exploration concessions and mining licenses by spending US$4.0 million over a four year period and making a payment equivalent to US$1.7 million in the fourth year. Exploration expenditures are staged as to US$500,000 in the first year, US$1.0 million in the second year, US$1.5 million in the third year and US$1.0 million in the fourth year. Team 209 will retain a 10% carried interest and Southwestern is the operator of the Project.

The Company's main source of liquidity is its cash and cash equivalents. However, this is supplemented by interest earned, and these sources of cash are considered sufficient to meet near-term financial requirements.

Outlook

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include political and economic risks of operating in foreign jurisdictions, statutory and regulatory requirements, fluctuations in mineral prices and foreign currencies, share price volatility and uncertainty of additional financing.

The Company expects to focus the majority of its exploration activities in Peru and China and will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Southwestern will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets. In management's view, the Company's cash position is more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.



Auditors' Report

To the Shareholders of Southwestern Resources Corp.

We have audited the consolidated balance sheets of Southwestern Resources Corp. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
February 28, 2003



Consolidated Balance Sheets

As at December 31 *($ in thousands)*	2002	2001
Assets		
Current		
Cash and cash equivalents *(note 3)*	$ 4,801	$ 10,468
Exploration advances and other receivables	321	86
Note receivable *(note 4)*	200	–
	5,322	10,554
Capital assets *(note 5)*	426	619
Resource properties *(note 6)*	12,241	15,834
Investments *(note 7)*	6,437	10,854
	$ 24,426	$ 37,861
Liabilities		
Current		
Accounts payable and accrued charges	$ 288	$ 241
Shareholders' Equity		
Share capital *(note 9)*	80,879	80,974
Contributed surplus	122	–
Deficit	(56,863)	(43,354)
	24,138	37,620
	$ 24,426	$ 37,861

See accompanying notes to consolidated financial statements

Approved by the Board

John G Paterson

John J Fleming



Consolidated Statements of Loss and Deficit

For the years ended December 31 *($ in thousands except per share amounts)*	2002	2001
Expenses		
General and administrative	$ 2,326	$ 2,053
General exploration	1,789	955
Resource property costs written off *(note 6)*	4,479	6,957
Foreign exchange loss (gain)	128	(646)
Depreciation	59	74
Loss before undernoted items	(8,781)	(9,393)
Interest and other income	383	868
Gain (loss) on investments in affiliated companies *(note 7)*	1,295	(267)
Loss on sale of capital assets	(115)	–
Write-down of investments *(note 7)*	(976)	(2,598)
Equity in losses of affiliated companies *(note 7)*	(5,315)	(1,588)
Net loss for the year	(13,509)	(12,978)
Deficit at beginning of year	(43,354)	(27,704)
Loss on sale of own shares	–	(2,672)
Deficit at end of year	$ (56,863)	$ (43,354)
Loss per share	$ (0.85)	$ (0.83)
Weighted average number of shares outstanding	15,854	15,481

See accompanying notes to consolidated financial statements



Consolidated Statements of Cash Flows

For the years ended December 31 *($ in thousands)*	2002	2001
Operating Activities		
Net loss for the year	$ (13,509)	$ (12,978)
Items not involving cash		
Depreciation	59	74
Resource property costs written off	4,479	6,957
(Gain) loss on investments in affiliated companies	(1,295)	267
Loss on sale of capital assets	115	-
Write-down of investments	976	2,598
Equity in losses of affiliated companies	5,315	1,588
Stock-based compensation	122	-
	(3,738)	(1,494)
Change in non-cash operating working capital items		
Decrease in exploration advances and other receivables	48	88
(Decrease) increase in accounts payable and accrued charges	(40)	46
Cash used in operating activities	(3,730)	(1,360)
Investing Activities		
Increase in investments	(578)	(1,105)
Resource property expenditures	(973)	(2,541)
Additions to capital assets	(67)	(335)
Cash used in investing activities	(1,618)	(3,981)
Financing Activities		
Shares issued	360	3,000
Shares purchased	(479)	(1,614)
Shares sold	-	5,868
Note receivable	(200)	-
Cash (used) provided by financing activities	(319)	7,254
(Decrease) increase in cash and cash equivalents during the year	(5,667)	1,913
Cash and cash equivalents beginning of year	10,468	8,555
Cash and cash equivalents end of year	$ 4,801	$ 10,468
Cash and cash equivalents consist of:		
Cash	793	858
Short-term investments	4,008	9,610
	$ 4,801	$ 10,468

Supplemental Cash Flow Information *(note 13)*

See accompanying notes to consolidated financial statements



Notes to Consolidated Financial Statements

December 31, 2002 and 2001
All tabular amounts are in thousands of dollars

1. Description of Business
The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially with potential to host gold, silver and base metals, primarily in Peru and China. Operations are conducted either directly or through agreements with third parties. The Company has not determined whether the properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized as resource properties is dependent upon the discovery of economically recoverable reserves and the ability of the Company to obtain necessary financing to complete the development and attainment of future profitable production from the properties or proceeds from disposition.

2. Significant Accounting Policies
a) Basis of Presentation
These consolidated financial statements include the accounts of Southwestern Resources Corp. and the following significant wholly owned subsidiaries:

Southwestern Gold (Bermuda) Limited,
Minera del Suroeste S.A.C. – Peru,
Southwestern Gold (China) Inc.

All intercompany transactions and balances have been eliminated.

b) Investments
Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

c) Financial Instruments
The Company's financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, note receivable, investments and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature except for investments whose fair value is disclosed in note 7.

d) Resource Properties
Acquisition costs of resource properties together with direct exploration and development expenditures thereon are capitalized. When production is attained these costs will be amortized. When capitalized expenditures on individual resource properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Expenditures of a general reconnaissance nature along with some of the costs of maintaining foreign exploration offices are written off to general exploration during the year.

e) Joint Ventures
The Company holds a significant portion of its interests in resource properties through joint venture agreements. The Company accounts for its joint venture operations using the proportionate consolidation method whereby the Company's share of assets, liabilities, revenues and expenses of the joint venture is included with those of the Company.

f) Capital Assets
Capital assets are recorded at cost. Depreciation is computed using the declining-balance method based on annual rates as follows:

Office and other equipment	20%
Computer equipment	30%
Vehicles	30%

g) Foreign Currency Translation
All foreign currencies are translated into Canadian dollars using weighted average rates for the year for items included in the consolidated statements of loss and deficit, the rate in effect at the balance sheet date for monetary assets and liabilities, and historical rates for other assets included in the consolidated balance sheets. Translation gains or losses are included in the determination of income.

h) Future Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

i) Stock Options
The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity.

The Company adopted the intrinsic value method for stock based awards made to employees, officers and directors whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

j) Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

k) Loss per Share
Fully diluted loss per share has not been presented as it is anti-dilutive.

l) Prior year's Comparatives
Certain of the comparative figures have been reclassified to conform with the current year's presentation

3. Cash and Cash Equivalents
Cash and cash equivalents of $4.8 million (2001 – $10.5 million) consist of highly liquid money market instruments with credit ratings which expose the Company to minimal credit risk.

4. Note Receivable
As at December 31, 2002, the Company had in place an unsecured promissory note receivable from Canabrava Diamond Corporation ("Canabrava"), a company related by way of common control, in the amount of $200,000 due September 16, 2003 and bearing interest at a rate of 7% per annum. Interest of $3,796 has been accrued in 2002.

5. Capital Assets

	2002			2001
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Office and other equipment	$ 754	$ 592	$ 162	$ 205
Computer equipment	657	521	136	166
Vehicles	496	368	128	248
	$ 1,907	$ 1,481	$ 426	$ 619

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $85,580 (2001 – $97,040).

6. Resource Properties

	2002	2001
Peru	$ 10,086	$ 13,745
Argentina	1,686	1,524
China	469	116
Chile	–	449
	$ 12,241	$ 15,834

a) The Company conducts its exploration independently as well as through joint venture agreements with third parties in which the third party is earning an interest in the Company's property. The majority of joint venture agreements are structured in such a way that the joint venture partner funds the exploration expenditures until a 50% interest has been earned, and on a proportionate basis thereafter. Typically, an interest of up to 70% can be earned by the joint venture partner in return for funding all of the costs of bringing a mine into commercial production. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project.

Peru

On April 18, 2002, the Company signed an agreement with Compania de Minas Buenaventura S.A.A. ("Buenaventura") to sell its 50% interest in the Poracota Property in Peru for US$4.5 million over a three year period. Under the terms of the agreement, Buenaventura made a payment to Southwestern of US$100,000 and is to make staged payments of US$200,000 in August 2003, US$300,000 in February 2005 and US$3,900,000 in February 2006.

A total of $4.0 million (2001 – $4.8 million) was written off on account of resource properties in Peru that were abandoned during the year.

Argentina

The Tecka Project is located in southern Argentina and is a joint venture between the Company and Consolidated Jaba Inc. ("Jaba"). The Company has earned a 45% interest in the Project and has the right to earn up to a 71% interest by incurring exploration expenditures of US$3 million over three years. The status of the Project is under evaluation.

China

On November 25, 2002, the Company signed an agreement with Team 209 of the Nuclear Industry of Yunnan Province, China regarding the Boka Gold Project ("Boka"). Under the terms of the agreement, Southwestern can earn a 90% interest in approximately 172 square kilometres of exploration concessions and mining licenses by spending US$4.0 million over a four year period and making a payment equivalent to US$1.7 million in the fourth year. Exploration expenditures are staged as to US$500,000 in 2003, US$1.0 million in 2004, US$1.5 million in 2005, and US$1.0 million in 2006. Team 209 will retain a 10% carried interest and Southwestern is the operator of the Project.

In 2002, the Yiliang Project in China with the Yunnan Geology and Mineral Resources Co. Ltd. was terminated.

In 2001, the Haoya Project was abandoned due to a lack of potential for the recoverability of economic ore grade material. The joint venture entity was dissolved and the assets and exploration permits were transferred to the Chinese joint venture partner. A total of $2.2 million in expenditures was written off.

Chile

The Company wrote off its remaining property in Chile. The total amount written off was $451,029 (2001 – nil).

b) The total amount written off in 2002 was $4,479,558 which is comprised of $4,028,529 in Peru and $451,029 in Chile. In 2001, $6,957,241 was written off and was comprised of $2,191,149 in China and $4,766,092 in Peru.

7. Investments

	2002 (i)			
	Ownership %	Carrying Value	Quoted Market Value	Gain (Loss) on Deemed Disposition
Significantly influenced affiliates				
AURORA PLATINUM CORP.	16.6	$ 4,431	$ 12,015	$ 1,383
CANABRAVA DIAMOND CORPORATION	34.5	1,279	4,617	(40)
		5,710	16,632	1,343
Other				
MAXY OIL & GAS INC.	13.9	410	1,027	(48)
PACIFIC MINERALS INC.	14.4	317	1,627	–
		$ 6,437	$ 19,286	$ 1,295

	2001 (ii)			
	Ownership %	Carrying Value	Quoted Market Value	Gain (Loss) on Deemed Disposition
Significantly influenced affiliates				
AURORA PLATINUM CORP.	19.3	$ 2,732	$ 9,099	$ (124)
CANABRAVA DIAMOND CORPORATION	42.6	6,420	7,992	(143)
MAXY OIL & GAS INC.	22.9	458	458	–
		9,610	17,549	(267)
Other				
EMPIRE PETROLEUM CORPORATION*	8.7	636	267	–
CONSOLIDATED JABA INC.	10.3	206	104	–
UNIREX CORPORATION	6.7	85	85	–
PACIFIC MINERALS INC.	15.5	268	359	–
PARAMOUNT VENTURES AND FINANCE INC.	1.0	49	35	–
		1,244	850	–
		$ 10,854	$ 18,399	$ (267)

* In August 2001, Americomm Resources Corporation completed a merger with Empire Petroleum Corporation and changed its name to Empire Petroleum Corporation.

(i) In August 2002, the Company purchased 137,000 units of Aurora Platinum Corp. ("Aurora") at $3.65 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles Southwestern to buy one common share for $4.75 until August 5, 2003.

As a result of share issuances by both Aurora and Canabrava in 2002, the Company recorded gains on deemed dispositions of $1,382,864 for Aurora and losses of $40,450 for Canabrava. The Company also recorded its share of net losses of $5,130,928 and $183,798 from Canabrava and Aurora respectively

In March 2002, the Company sold 7 million free trading shares of Maxy Oil & Gas Inc. ("Maxy") at $0.08 per share. In a separate transaction, as a private placement, the Company purchased 5.6 million units of Maxy at $0.10 per unit. As a result, the Company's interest in Maxy was reduced from 22.9% to 16.0% and a loss on deemed disposition of $48,111 was recorded. The investment in Maxy is being accounted for using the cost basis effective January 1, 2002 rather than the equity basis. A loss of $49,996 was recorded in 2001 for the Company's portion of Maxy's net loss for that year.

In 2002, the Company wrote off its investments in Unirex Corporation ("Unirex"), Jaba, Paramount Ventures and Finance Inc. ("Paramount") and Empire Petroleum Corporation totaling $976,417.

(ii) In August 2001, the Company exercised one million common share purchase warrants of Aurora, issued pursuant to a private placement completed in 2000, in exchange for one million common shares at a price of $0.50 per share. An additional 101,700 common shares were also purchased for $230,331.The Company recorded a loss of $123,551 on the deemed disposition of its interest in Aurora resulting from share issuances during the year. The Company also recorded a loss of $227,246 as its portion of Aurora's net loss for the year.

In December 2001, the Company purchased two million units of Canabrava at a price of $0.25 per unit. In a separate transaction, Southwestern sold two million free trading shares of Canabrava through the facilities of the Canadian Venture Exchange. A loss of $142,758 was recorded on the deemed disposition. The Company also recorded a loss of $1,311,059 as its portion of Canabrava's net loss for the year.

During 2001, the Company's investments in Unirex, Maxy and Paramount were written down by a total of $2,597,496.

8. Income Taxes

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2002	2001
Statutory tax rate	40%	45%
Recovery of income taxes computed at standard rates	$ 5,404	$ 7,024
Effect of lower tax rates of foreign jurisdictions	(1,197)	(1,390)
Non-deductible expenses	(1,998)	(2,304)
Tax losses not recognized in the period that the benefit arose	(2,209)	(3,130)
	$ –	$ –

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	2002	2001
Operating loss carry forward	$ 5,839	$ 8,253
Accumulated cost base difference on assets	9,369	6,660
	15,208	14,913
Less: Valuation allowance	(15,208)	(14,913)
	$ –	$ –

At December 31, 2002, the Company had the following loss carry-forwards available for tax purposes:

Country	*Amount*	*Expiry*
Canada	$ 6,732	2003-2010
United States	899	2008-2009
Peru	8,722	2003-2006
Argentina	112	2006-2007
China	437	2003-2007

9. Share Capital

a) Authorized 100,000,000 common shares without par value.

b) Issued and outstanding during the year:

For the year ended December 31, 2002

	Number of Shares Issued (thousands)	Amount	Treasury Shares (thousands)	Amount	Number of Shares Outstanding (thousands)	Amount
Beginning of year	16,459	$ 82,521	487	$ 1,547	15,972	$ 80,974
Shares purchased (i)	–	–	171	459	(171)	(459)
Shares issued (ii)	84	344	–	–	84	344
Subscription for shares not yet issued	5	20	–	–	5	20
End of year	16,548	$ 82,885	658	$ 2,006	15,890	$ 80,879

For the year ended December 31, 2001

	Number of Shares Issued (thousands)	Amount	Treasury Shares (thousands)	Amount	Number of Shares Outstanding (thousands)	Amount
Beginning of year	15,332	$ 79,521	1,872	$ 8,455	13,460	$ 71,066
Shares sold (iii)	–	–	(1,900)	(8,541)	1,900	8,541
Shares issued (iv)	1,127	3,000	–	–	1,127	3,000
Shares purchased	–	–	515	1,633	(515)	(1,633)
	16,459	$ 82,521	487	$ 1,547	15,972	$ 80,974

(i) During 2002, the Company acquired 170,100 common shares for total consideration of $458,594 pursuant to its current normal course issuer bid. The total number of shares owned by the Company is 658,200 as at December 31,2002. On December 27, 2002 the current share buyback program was renewed for another 12 months.

(ii) During 2002, the Company issued 69,100 common shares pursuant to the exercise of stock options for proceeds of $287,585 and 20,500 common shares pursuant to the exercise of warrants for proceeds of $76,875.

(iii) Commencing in December 1997, Southwestern began acquiring its own common shares pursuant to six consecutive normal course issuer bids. In February 2001, the Company sold 1.9 million of its common shares that had previously been acquired under its normal course issuer bids for gross proceeds of $6.2 million. A loss of $2.7 million was realized as a result of this transaction and charged to deficit.

(iv) In June 2001, the Company sold by way of a private placement 1,052,632 units, with each unit consisting of one common share and one common share purchase warrant, at a price of $2.85 per unit for gross proceeds of $3.0 million. Each share purchase warrant entitles the holder to buy one common share at a price of $3.75 within two years after closing. The agent received 73,684 units as compensation.

c) Stock Options

Under the Company's stock option plan there were 1,628,900 options outstanding and there were no further options available for issuance at December 31, 2002. The options may be exercisable for a period of up to ten years and the exercise price cannot be less than the closing price on the Toronto Stock Exchange on the trading day immediately preceding the grant of the option. The Board of Directors determines the time during which any option may vest.

	2002		2001	
	Number of Shares (thousands)	Weighted-Average Exercise Price	Number of Shares (thousands)	Weighted-Average Exercise Price
Outstanding at beginning of year	1,786	$4.65	1,841	$4.70
Granted	455	3.23	45	3.35
Exercised	(69)	4.16	–	–
Cancelled	(543)	4.96	(100)	4.93
Outstanding at end of year	1,629	$4.17	1,786	$4.65
Options exercisable at end of year	1,179	$4.55	1,786	$4.65

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number of Options (thousands)	Weighted-Average Remaining Years of Contractual Life	Weighted-Average Exercise Price	Number of Options (thousands)	Weighted-Average Price
$2.91-$3.80	549	4.2	$3.06	135	$3.52
$3.90-$4.90	411	0.8	$4.14	411	$4.14
$5.00-$5.70	669	1.2	$5.14	633	$5.03
	1,629	2.1	$4.17	1,179	$4.55

Stock-Based Compensation Plan

As a result of stock options granted to non-employees, the Company recognized $122,384 as stock-based compensation expense and included this amount in contributed surplus. The stock-based compensation expense is classified between general and administrative expenses and general exploration.

When stock-based compensation awards are granted to employees, no compensation cost is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Had the compensation cost for the Company's stock-based compensation plan been determined based on the fair value method of accounting for awards granted to employees on or after January 1, 2002, the Company's net loss would have been increased to the pro forma amount indicated below:

	For the year ended December 31, 2002 (thousands)
Net loss	
As reported	$ 13,509
Pro forma	$ 13,872

The pro forma loss per share for the year would be $0.87 compared to $0.85 as reported on the consolidated statements of loss and deficit.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the year ended December 31, 2002: no dividends are to be paid; volatility of 44%; risk-free interest rate of 5%; and expected life of five years.

d) Warrants

As of December 31, 2002, Southwestern has 1,105,816 warrants outstanding with an exercise price of $3.75 expiring in June 2003. During the first quarter of 2003, 1,000,132 warrants were exercised for proceeds of $3,750,495.

10. Related Party Transactions

During the year ended December 31, 2002, the Company paid remuneration to companies owned by directors and officers in the amount of $519,180 (2001 – $517,949). The Company received management fees totaling $172,000 from Aurora and its subsidiary company, Superior Diamonds Inc. The Company also received $96,000 in management fees from Canabrava.

11. Segmented Information

Industry Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

Geographic Information

The Company's only source of revenue in 2002 and 2001 arose from interest earned on corporate cash reserves and from a short term note issued to Canabrava. The Company has non-current assets in the following geographic locations:

	2002	2001
Peru	$ 10,333	$ 13,996
Canada	6,612	11,116
Argentina	1,686	1,659
China	473	126
Chile	–	451
	$ 19,104	$ 27,348

12. Joint Ventures

Certain of the Company's exploration and development projects are held pursuant to non-operating joint venture agreements. The Company also conducts certain of its exploration activities through operating joint venture entities. The Company's proportionate share of the assets, liabilities, expenses and cash flows of these joint ventures, which has been included with the assets, liabilities, expenses and cash flows of the Company, is as follows:

	2002			2001		
	Projects Subject to Joint Venture Agreement	Operating Joint Ventures	Total Joint Ventures	Projects Subject to Joint Venture Agreement	Operating Joint Ventures	Total Joint Ventures
Accounts receivable	$ (23)	$ 148	$ 125	$ (57)	$ 1	$ (56)
Resource properties	9,440	469	9,909	10,111	–	10,111
	$ 9,417	$ 617	$ 10,034	$ 10,054	$ 1	$ 10,055
Resource property costs written off	$ 113	$ –	$ 113	$ 2,754	$ 2,191	$ 4,945
Net cash outflows relating to resource properties	$ 429	$ 461	$ 890	$ 1,964	$ 418	$ 2,382

13. Supplemental Cash Flow Information

	2002	2001
Significant non-cash capital transactions		
Investing Activities		
The Company granted 45,000 stock options to consultants.	$ 122	$ –
Other Cash Flow Information is as follows:		
Taxes paid	$ 28	$ 56
Interest received	$ 115	$ 459

14. Commitments

With respect to its leasehold obligations, the Company has commitments totalling $452,318 over 4 years (2003 – $132,386; 2004 – $132,386; 2005 – $132,386; 2006 – $55,160). As well, the Company has a US$500,000 commitment for the Boka Project in 2003. A total of US$500,000 has been sent to the newly formed joint venture entity for this Project as at February 28, 2003.

Corporate Directory

Directors and Officers

George H Plewes
Chairman and Director

John G Paterson
President, CEO and Director

Daniel G Innes
Vice President, Exploration and Director

Thomas W Beattie
Vice President, Corporate Development and Corporate Secretary

Parkash K Athwal
Vice President, Finance and CFO

W David Black *
Director

John J Fleming *
Director

James B Hume *
Director

* MEMBER OF THE AUDIT COMMITTEE

Managers

Richard Petersen
Director of Exploration – Latin America

Lan Shun Dao
General Manager – China

Javier Salas
Director of Exploration – Peru

Head Office

Southwestern Resources Corp.
PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6
Telephone 604 669 2525
Fax 604 688 5175
www.swgold.com
info@swgold.com

Regional Offices

Minera del Suroeste SA
Av. Grau 324
Mira Flores
Lima 18, Peru
Telephone 511 447 8500
Fax 511 445 2818
Email sbb@ddm.com.pe

Southwestern Gold (China) Inc.
Lufthansa Centre
50 Liangmaqiao Road, Office C 816
Chaoyang District, Beijing 100016
People's Republic of China
Telephone 8610 64651916
Fax 8610 64651915

Auditors

Deloitte & Touche LLP
Four Bentall Centre, PO Box 49279
Suite 2800, 1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1P4

Transfer Agent

Computershare Trust Company
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Stock Exchange Listing

SWG – TSX

Notice of Annual Meeting

The annual meeting of shareholders will be held at:
Four Seasons Hotel
791 West Georgia Street
Vancouver, British Columbia, Canada
Thursday, June 5, 2003 at 10:30 am

Southwestern Resources Corp.

PO Box 10102
Suite 1650
[illegible] West Georgia Street
Vancouver, BC
Canada V7Y 1C6

Telephone 604 669 2525
Fax 604 688 5175
www.swgold.com
info@swgold.com